EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Private Offering of Senior Unsecured Debentures by APCo

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES/

OAKVILLE, ON, July 18, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”), APUC’s power generation subsidiary, intends to offer $100 million senior unsecured debentures (the “APCo Debentures”) pursuant to a private placement in Canada.

Net proceeds from the APCo Debentures will be used primarily to repay the project debt on APCo’s St. Leon Wind Energy Facility maturing in October 2011, to reduce amounts outstanding under APCo’s senior credit facility and for general corporate purposes.

“This inaugural issue of debentures by APCo further diversifies the company’s funding options and strengthens the company’s capital structure”, stated David Bronicheski, chief financial officer of APUC. “Following this debenture issue, debt levels will remain unchanged and APCo will not have any near term debt maturities. In addition, the tenor of the APCo debentures is a more appropriate match for the long term stable nature of the power generation asset portfolio.”

The APCo Debentures have been assigned a provisional credit rating of “BBB low” with a stable trend by DBRS Limited and a preliminary credit rating of “BBB-” with stable outlook by Standard & Poor’s Rating Service.

The Debentures will be offered for sale on a private placement basis in the provinces of Canada, pursuant to certain prospectus exemptions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offer and sale of the Debentures will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and the Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The APCo Debenture offering is being co-led by National Bank Financial and BMO Capital Markets.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis in the most recently published annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For Further Information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 17:23e 18-JUL-11